March 19, 2021

Ms. Allison White

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. White:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on March 3, 2021, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the BCM Decathlon Conservative Fund, BCM Decathlon Moderate Fund, and BCM Decathlon Growth Fund (each a "Fund" and collectively, the "Funds"). Where applicable, revisions indicated in the responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to or concurrently with this letter. Comments will be applied to all Funds, except as noted. A marked version of the relevant portions of the prospectus is attached to aid in the review of the Registrant's responses.

Set forth below are your comments followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Comment 1. Please update each Fund's Ticker, EDGAR Series, and Class Identification Information.

Response. The Registrant has made the requested updates.

Fee Table

Comment 2.

(a)	Explain supplementally how estimates of other expenses and acquired fund fees and expenses were estimated and why the Registrant believes these estimates are reasonable.

(b)	Please explain supplementally, why Class A shares are subject to additional shareholder service expenses that include sub-transfer agent and sub-custodian fees that are not paid for out of the Fund's 12b-1 Plan. We may have further comments.

Response.

(a)	The Registrant estimated other expenses based on the expected size of the Funds and likely distribution channels for Class A shares. The Registrant estimated acquired fund fees and expenses based on the sub-adviser's estimate of portfolio composition. These estimates are based on the historical experience of the Registrant and sub-adviser and are, therefore, believed to be reasonable.

(b)	Class A shares are expected to be sold to investors through brokerage platforms that require fees for shareholder services such as sub-accounting and sub-transfer agent services. These fees are not paid out of the Fund's 12b-1 Plan as the 0.25% fee in the 12b-1 Plan is expected to be consumed by distribution expenses.

Principal Investment Strategies

Comment 3. With respect to principal investment strategy please amend disclosures to:

(a)	explain how the sub-adviser integrates ETF-linked swaps and index-linked total return swaps into its investment process; and

(b)	explain how the sub-adviser chooses between investing directly in individual securities and ETFs.

Response.

(a)	The Registrant has amended disclosures to elaborate on how the sub-adviser integrates ETF-linked swaps and index-linked total return swaps into its investment process.

(b)	The Registrant has amended disclosures to elaborate on how the sub-adviser chooses between investing directly in individual securities and ETFs.

Comment 4. With respect to principal investment strategy please amend disclosures:

(a)	to include percentages related to asset allocation groups if such percentages can be reasonable estimated;

(b)	to specify the investment vehicles used to make commodity-related investments, and if a controlled foreign corporation will be used to make such investment; and

(c)	to align specific asset types with the principal investment risks.

Response.

(a)	Upon review, because of the go-anywhere nature of the sub-adviser's strategy, the Registrant does not believe the percentages related to asset allocation groups can be reasonable estimated.

(b)	The Registrant has amended disclosures to specify the investment vehicles used to make commodity-related investments. The Registrant does not employ a controlled foreign corporation to make such investment.

(c)	Upon review of the principal investment strategy disclosures including asset classes and limitations, the Registrant believes strategy disclosures align with the present principal investment risk disclosures.

Comment 5. With respect to principal investment strategy please amend disclosures:

(a)	to provide greater clarity, conciseness, and understandability as to how the sub-adviser makes security-level investment decisions and how this process relates to the construction of the Fund's portfolio as a whole;

(b)	to elaborate on how historical returns and volatility inform the sub-adviser's forecast of future return patterns;

(c)	if applicable to distinguish the sub-adviser's strategy from a commonly used momentum strategy;

(d)	to clarify what is meant by desirable distribution of returns and specify the starting universe of securities used to determine a desirable distribution of returns;

(e)	with respect to the BCM Decathlon Conservative Fund, to clarify how high portfolio turnover is consistent with "conservative" in the Fund's name; and

(f)	to clarify how pre-defined risk tolerances are determined in plain English and how tolerances are maintained.

Response.

(a)	The Registrant has amended disclosures to elaborate on how the sub-adviser makes security-level investment decisions and how the overall portfolio is constructed. However, the Registrant does not believe it can further revise disclosures in an attempt to bring additional clarity, conciseness, and understandability without diluting current disclosures as quantitative investment techniques are, by their very nature, difficult to describe in simple or concise terms.

(b)	The Registrant does not believes it can further elaborate on how historical returns and volatility inform the sub-adviser's proprietary forecast of future return patterns without revealing key elements of the sub-adviser's proprietary research that would place the sub-adviser at a competitive disadvantage Consequently, the Registrant is not able to provide further details on this point.

(c)	Upon review the Registrant notes that the sub-adviser's strategy has a momentum element, but that an attempt to distinguish the sub-adviser's strategy from a commonly used momentum strategy would tend to clutter the prospectus and might also tend to confuse prospective shareholders.

(d)	The Registrant has amended disclosures to clarify what is meant by desirable distribution of returns. Upon review, the Registrant does not believe it can further clarify the starting universe of securities as presently described, which invokes asset class-representative ETFs under a go-anywhere approach.

(e)	The Registrant notes that with respect to the BCM Decathlon Conservative Fund, "conservative" in the Fund's name refers to the targeted standard deviation of returns. The Registrant notes that it may be necessary to engage infrequent trading to preserve the Fund's targeted standard deviation of returns.

(f)	The Registrant has amended disclosures to clarify how pre-defined risk tolerances are determined in plain English. Upon review, the Registrant believes the method to maintain the Fund's risk profile primarily through trading "…dynamically as market environments and opportunities change…" is presently disclosed.

Comment 6. We remind you that the instructions to Form N-1A state that "[t]he prospectus disclosure requirements in Form N-1A are intended to elicit information for an average or typical investor who may not be sophisticated in legal or financial matters." (General Instruction C(1)(b) to Form N-1A).

(a)	In this regard, please revise the statement that "Conservative in the Fund's name refers to the Sub-Adviser's goal of designing a portfolio expected to produce returns within a predefined risk tolerance represented by a standard deviation of returns of approximately 4%-7% annualized" so that: (1) it is written in plain English; and (2) does not suggest that the fund will achieve returns of 4%-7%.

(b)	Similarly, please clarify in plain English what you mean when you state that the "Sub-Adviser expects that the Fund's standard deviation of returns will be similar over time to a blend of 20% global equities and 80% bonds."

Response.

(a)(1)	The Registrant has amended risk tolerance disclosures to provide a more plain English disclosure as noted in response to Comment 5(f).
(a)(2)	Upon review, the Registrant does not believe disclosures suggest that the Fund will achieve returns of 4%-7%.
(b)	Upon review, the Registrant does not believe it can further elaborate on the present 20%/80% disclosures in a manner that would be helpful to prospective shareholders.

Principal Investment Risks

Comment 7. We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response. The Registrant has re-ordered risk disclosures to prioritize "Management Risk" and "Quantitative Investing Risk" as the risks most likely to adversely affect the Fund's net asset value, yield and total return. Because of the go-anywhere nature of the Fund's investments, the Registrant believes, the remaining risks should remain alphabetical.

Comment 8. Under "No History of Operations" risk, if relevant please include reference to the sub-adviser's lack of or limited experience managing similar funds.

Response. The Registrant notes the sub-adviser has prior experience managing similar funds.

Comment 9. Please include model risk that address the potential for models to lack predictive ability.

Response. The Registrant notes that the present risk disclosure entitled Quantitative Investing Risk captures model risk and predictive validity risk.

ReFlow Program

Comment 10. Please confirm that ReFlow program expenses are included in the Fee Table.

Response. The Registrant so confirms.

Prior Performance

Comment 11. With respect to prior performance disclosures:

(a)	confirm that the Registrant has records to support the calculation of returns consistent with the requirements of Rule 204-2(a)(16) of the Investment Advisers Act of 1940;

(b)	clarify what SMA abbreviates;

(c)	confirm that prior performance is net of all loads, fees, and expenses;

(d)	include "net" when describing returns;

(e)	if actual fees and expenses of accounts used to compute prior performance are lower than those estimated for the Fund, so state and note that returns would have been lower had Fund expenses applied to such returns;

(f)	add refence to the restrictions of the Internal Revenue Code.

Response.

(a)	The Registrant confirms it has such records.

(b)	The Registrant has amended disclosures to clarify what SMA abbreviates.

(c)	The Registrant confirms that prior performance is net of all loads, fees, and expenses.

(d)	The Registrant has amended disclosures to include "net" when describing returns.

(e)	The Registrant notes that fees and expenses of accounts used to compute prior performance were not lower than Fund expenses.

(f)	The Registrant notes that reference to the restrictions of the Internal Revenue Code are presently disclosed.

Part C

Comment 12. On the signature page include a parenthetical notation that the Treasurer and Principal Financial Officer acts in the capacity of comptroller or principal accounting officer as contemplated by Section 6(a) of the Securities Act of 1933.

Response. The Registrant undertakes to include such in future filings.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport

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